SAMSON OIL & GAS ADVISES ON RODNEY #1-14H AND EARL 1-13H WELLS

Denver 1700 hours February 13th, Perth 0800 hours February 14th 2011.

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that firm fracture stimulation dates for the Rodney #1-14H and Earl 1-13H wells have been established. In an earlier presentation Samson expected that the wells would be fracture stimulated in February after a service provider made a crew available, however, that crew was subsequently withdrawn.

Fracture stimulation operations are expected to commence March 14th for the Rodney well and March 28th for the Earl well. These two wells are the latest wells drilled to date in the North Stockyard field.

Samson presently expects to drill the remaining 640 acre spaced Bakken well (Harstad #2-15) in the North Stockyard Field and the 4 infill wells to establish a 320 acre spacing during the course of 2011. Samson also plans to drill the first well to evaluate the Three Forks Formation within the North Stockyard Field in 2011.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 307 thousand options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$2.62 per ADS on February 11th, 2011 the company has a current market capitalization of approximately US$253.5 million.  Correspondingly, based on the ASX closing price of A$0.12 on February 11th, 2011, the company has a current market capitalization of A$234.9 million.  The options have been valued at their closing price of A$0.105 on February 11th, 2011 and translated to US$ at the current exchange of 0.9991 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact Terry Barr CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in this release or in the referenced presentation, which is available on Samson’s website, that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “plan”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.